
Mail Stop 3030

September 8, 2015

Via E-mail
Mr. Ron Wirahadiraksa
Executive Vice President and Chief Financial Officer
Koninklijke Philips N.V.
Philips Center
Amstelplein 2
1096 BC Amsterdam, The Netherlands

> **Re:** **Koninklijke Philips N.V.**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed February 24, 2015**
> **Response dated September 1, 2015**
> **File No. 001-05146-01**

Dear Mr. Wirahadiraksa:

We have reviewed your September 1, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 4, 2015 letter.

Form 20-F for the Year Ended December 31, 2014

Item 18. Financial Statements

Note 19. Provisions

Litigation provisions, page 176

1. In response to comments 1, 2, and 3, you told us about how you classify and present provisions and payables in your financial statements. In future filings please provide a similar explanation to show the link between your provisions and other liabilities,

        including reconciling the total provision for the period to your rollforward
schedule. Also, where you reclassify amounts, please label the amounts as reclassified
and not as utilizations.

Note 26. Contingent Assets and Liabilities

Legal Proceedings, page 184

2.   With respect to your response to comment 4, please explain why you only select the more
significant cases and not all significant cases. Further explain to us how you considered
the requirements in IAS 37.86 which refer to providing certain disclosures for each class
of contingent liability unless the possibility of any outflow in settlement is remote.

      You may contact Lynn Dicker at (202) 551-3616, or Kate Tillan, Assistant Chief
Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

                Sincerely,

                /s/ Kate Tillan for

                Martin James
                Senior Assistant Chief Accountant
                Office of Electronics and Machinery